EXHIBIT 20

For Immediate Release	September 28, 2017

BOWL AMERICA REPORTS IMPROVED FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for the 52-week fiscal year ended July 2, 2017, were $.48, up $.06 from the prior fiscal year’s 53-week earnings. Per share earnings for the fiscal 2017 fourth quarter were $.07 compared to $.10 in the fiscal 2016 fourth quarter that included the extra week.

Although fiscal 2017 had one less week than the prior year, the combination of improvement in bowling and ancillary revenue and reduced operating expenses resulted in improved earnings for the year. The change in comprehensive earnings is the result of the change in fair value of  the Company’s holdings of marketable securities on the last day of each fiscal year.

The new fiscal year start, during the typically slower traffic months, has been strong. Hurricane Irma caused the closure of our Florida locations for 2 days but with virtually no property damage.

A more detailed explanation of results is available in the Company’s Form 10-K filing available through the website www.bowlamericainc.com. Bowl America operates 18 bowling centers and its Class A common stock trades on the NYSE American under the symbol BWLA.

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BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Fourteen	Fifty-two	Fifty-three
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	07/02/17	07/03/16	07/02/17	07/03/16
Operating Revenues
Bowling and other	$3,633,124	$4,001,660	$16,887,857	$16,878,423
Food, beverage and merchandise sales	1,509,708	1,748,743	7,044,647	7,219,439
	5,142,832	5,750,403	23,932,504	24,097,862
Operating expenses excluding depreciation and amortization	4,626,134	4,906,267	19,697,080	20,073,439
Depreciation and amortization	145,389	143,767	973,849	1,153,121
Gain (loss) on disposition of assets	43,596	(10,035)	77,972	(10,035)
Interest, dividend and other income	96,596	109,718	412,299	449,998
Interest expense	-	-	6,296	-
Earnings (loss) before taxes	511,501	800,052	3,745,550	3,311,265

Net Earnings	349,057	518,712	2,451,110	2,151,025
Comprehensive Earnings	$68,852	$852,958	$1,946,511	$2,684,724

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.07	.10	.48	.42

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SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	07/02/17	07/03/16
ASSETS
Total current assets including cash and short-term investment of $3,556 and $1,471	$4,655	$2,696
Property and investments	24,971	29,155
TOTAL ASSETS	$29,626	$31,851

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$2,986	$3,293
Other liabilities	2,054	2,409
Stockholders' equity	24,586	26,149
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,626	$31,851